NSSC HOLDINGS, LLC
DBA SMALL CHANGE
A Delaware Limited Liability Company

Financial Statements and
Independent Accountants' Review Report

December 31, 2021 and 2020

NSSC HOLDINGS, LLC
DBA SMALL CHANGE

Years Ended December 31, 2021 and 2020

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Management of NSSC Holdings, LLC
dba Small Change
Pittsburgh, Pennsylvania

We have reviewed the accompanying consolidated financial statements of NSSC Holdings, LLC, dba Small Change ("the Company") (a Delaware Limited Liability Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Emphasis of Matter Regarding Going Concern
As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 6. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of NSSC Holdings, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
August 22, 2022

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

NSSC HOLDINGS, LLC
DBA SMALL CHANGE
CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2020 (unaudited)

	2021	2020
Current assets		
Cash and cash equivalents	$ 21,956	$ 4,328
Accounts receivable, net	1,061	-
Total current assets	23,017	4,328
Property and equipment, net	1,155	1,493
Intangible assets, net	29,218	29,301
Total assets	$ 53,390	$ 35,122
Liabilities and Members' Equity (Deficit)		
Current liabilities		
Accounts payable & accrued expenses	$ 4,807	$ 14,358
Accrued interest	13,548	241,394
Related party notes payable, current portion	-	2,449,279
Related Party SAFE notes	250,000	-
Total current liabilities	268,355	2,705,031
Convertible note payable, non-current portion	50,000	50,000
PPP loan payable, non-current portion	-	13,470
Total liabilities	318,355	2,768,501
Members' equity		
Member contributions	2,253,980	-
Accumulated deficit	(2,518,945)	(2,733,379)
Total members' equity	(264,965)	(2,733,379)
Total liabilities and members' equity	$ 53,390	$ 35,122

See independent accountants' review report and accompanying notes to the consolidated financial statements.

NSSC HOLDINGS, LLC
DBA SMALL CHANGE
CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

Years Ended December 31, 2021 and 2020 (unaudited)

	2021	2020
Sales		
Commissions on funds raised	$ 99,531	$ 33,613
Offering fees	33,857	21,500
Onboarding fees	32,500	-
Consulting fees	5,821	-
Total revenue	171,709	55,113
Operating expenses		
General & administrative	92,892	72,408
Professional fees	62,154	63,530
Payroll	35,413	31,120
Website maintenance	23,375	41,700
Depreciation & amortization	21,728	21,521
Marketing	10,907	54,343
Total operating expenses	246,469	284,622
Operating income (loss)	(74,760)	(229,509)
Other income (expense)		
Interest expense	(2,500)	(82,481)
Gain on forgiveness of Paycheck Protection Program loans	61,348	-
Gain on forgiveness of interest payable on related party notes payable	230,346	-
Total other income (expense)	289,194	(82,481)
Net income (loss)	$ 214,434	$ (311,990)
Changes in members' equity		
Beginning members' equity	$ (2,733,379)	$ (2,421,389)
Capital contributions	2,253,980	-
Net income (loss)	214,434	(311,990)
Ending members' equity	$ (264,965)	$ (2,733,379)

NSSC HOLDINGS, LLC
DBA SMALL CHANGE
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020 (unaudited)

	2021	2020
Cash flows from operating activities		
Net income (loss)	**$ 214,434**	$ (311,990)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	**21,728**	21,521
Forgiveness of Paycheck Protection Program loans	**(61,348)**	-
Forgiveness of interest payable on related party notes payable	**(230,346)**	-
(Increase) decrease in assets:		
Accounts receivable, net	**(1,061)**	-
Increase (decrease) in liabilities:		
Accounts payable & accrued expenses	**(9,551)**	12,005
Accrued interest	**2,500**	82,481
Net cash used in operating activities	**(63,644)**	(195,983)
Cash flows from investing activities		
Purchase of property & equipment	**-**	(1,690)
Purchase of intangible assets	**(21,306)**	-
Net cash used in investing activities	**(21,306)**	(1,690)
Cash flows from financing activities		
Proceeds from issuance related party notes payable	**-**	180,979
Proceeds from issuance of Paycheck Protection Program loans	**47,878**	13,470
Proceeds from member contributions	**54,700**	-
Net cash provided by financing activities	**102,578**	194,449
Net increase (decrease) in cash and cash equivalents	**17,628**	(3,224)
Cash and cash equivalents at beginning of year	**4,328**	7,552
Cash and cash equivalents at end of year	**$ 21,956**	$ 4,328
Supplemental Noncash Investing and Financing Activities		
Settlement of related party notes payable for members' equity	**$ 2,199,279**	$ -
Settlement of related party notes payable and accrued interest for related party SAFE note	**$ 250,000**	$ -
Supplemental Disclosure		
Interest paid	**$ -**	$ -

See independent accountants' review report and accompanying notes to the consolidated financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of NSSC Holdings, LLC, dba Small Change ("the Company") is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

NSSC Holdings, LLC, dba Small Change, is a limited liability company organized on April 20th, 2016 under the laws of the state of Delaware and is headquartered in Pittsburgh, Pennsylvania. NSSC Holdings is a holding company with three subsidiaries organized to provide online crowdfunding services. Each subsidiary plays a different role in the overall company. NSSC Funding Portal, LLC, is registered with the SEC and a member of FINRA, and provides Regulation Crowdfunding services; NSSC Crowd, LLC provides 506(c) and other related crowdfunding services and NSSC Tech, LLC owns, builds, and maintains the technology platform. These three companies make up the operations of the business known to the public as Small Change.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, NSSC Crowd, LLC, NSSC Funding Portal, LLC, and NSSC Tech, LLC, after elimination of significant intercompany balances and transactions. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of significant intercompany balances and transactions.

Estimates

Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 and $0 as of December 31, 2021 and 2020, respectively.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally three to seven years for all assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2021 or 2020.

Intangibles

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the Company website and internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2021 and 2020.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $10,907 and $54,343 for the years ended December 31, 2021 and 2020, respectively, recorded under the heading 'Marketing' in the consolidated statements of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company identifies performance obligations in contracts with customers. Revenue is recognized when performance obligations are satisfied.

The transaction price for onboarding, offering, and consulting fees is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation.

Onboarding fees are non-refundable fees collected prior to the Company performing work on the agreed services for the customer and are recognized once work has commenced.

Offering fees are fixed rate fees assessed on 506(c) offerings and are recognized at the time the Company makes disbursement of the funds raised to the customer.

Consulting fees are recognized at the time all performance obligations are satisfied by the Company based on the terms of the contract in place with the customer.

Commission fees are assessed on services performed for Reg CF offerings based on the terms on the related contract in place and invoiced and recorded once all obligations are met by the Company and upon funds being disbursed to the customer at the closing of the funding round.

For the years ended December 31, 2021 and 2020, 55% of revenue was from three customers and 32% of revenue was from one customer, respectively.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's consolidated financial statements.

Subsequent events

Management has evaluated subsequent events through August 22, 2022, which is the date these consolidated financial statements were available to be issued.

Note 2 – Intangible Assets

Intangible assets consist of the following on December 31:

	2021	2020
Website Development	**$ 128,130**	$ 106,822
Accumulated amortization	**(98,912)**	(77,521)
Intangible assets, net	**$ 29,218**	$ 29,301

Amortization expense for the years ended December 31, 2021 and 2020 was $21,390 and $21,324, respectively. The future estimated aggregate amortization expense for the years ended December 31 are as follows:

2022	$ 12,297
2023	4,834
2024	4,090
2025	4,090
2026	3,907
Thereafter	-
	$ 29,218

Note 3 – Property and Equipment

Property and equipment consist of the following on December 31:

	2021	2020
Computers	$ 4,560	$ 4,560
Equipment	1,690	1,690
	6,250	6,250
Accumulated depreciation	(5,095)	(4,757)
Property and equipment, net	$ 1,155	$ 1,493

Depreciation expense for the years ended December 31, 2021 and 2020 was $338 and $197, respectively.

Note 4 – Notes Payable

Between May 2016 and October 2019, the Company obtained funding through various related party notes payable for total proceeds of $2,449,279 from the CEO of the Company. Each related party loan had a term of ten years and an interest rate of 3.5% per annum. The outstanding balance on these related party loans as of December 31, 2020 was $2,449,279 in principal and $230,178 in accrued interest.

On January 1, 2021, the Company settled $2,199,279 of the outstanding related party notes payable and related accrued interest balance for member's equity and all related accrued interest on the related party notes was forgiven in the amount of $230,346. Additionally, the Company and entered into simple agreements for future equity ("SAFE securities") with a related party investor as part of this transaction, to settle the remaining $250,000 balance of the related party notes payable.

The SAFE Agreement entitles the holder to convert the SAFE agreements into equity of the Company. The terms provide for automatic conversion of the SAFE agreements' purchase amounts into equity upon the sale of the Company or a raise for more equity.

The Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

On April 30, 2020, the Company borrowed $13,470 pursuant to the Paycheck Protection Program ("PPP") Coronavirus Aid, Relief and Economic Security Act administered by the U.S. Small Business Administration loan program ("2020 PPP Loan"). The 2020 PPP Loan had an initial term of two years and an interest rate of 1% per annum. The 2020 PPP Loan and all accrued interest was forgiven in full on January 6, 2021. The amount forgiven was recorded per the statement of operations as 'Other income (expense)' for the year ended December 31, 2021.

On February 12, 2021 the Company borrowed an additional $47,878 from a U.S. Small Business Administration loan program (“2021 PPP Loan”). The 2021 PPP Loan had an initial term of five years and an interest rate of 1% per annum.

The 2021 PPP Loan and all accrued all accrued interest was forgiven in full on December 23, 2021. The amount forgiven was recorded per the statement of operations as ‘Other income (expense)’ for the year ended December 31, 2021.

Note 5 – Convertible Notes Payable

The Company has one convertible equity securities outstanding as of December 31, 2021 and 2020. The convertible note was originated on August 1, 2016 for proceeds of $50,000 with a maturity date of August 1, 2026 and interest rate of 5.00% per annum. This security is convertible into the Company’s membership units upon the following:

1. Upon the Company selling and issuing equity securities to investors on or before the date of the repayment of the note in an arms-length equity financing resulting in a valuation of the Company of at least $10,000,000, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into such equity securities of the Company at a conversion price per unit equal the outstanding principal plus the accrued but unpaid interest divided by the price per unit resulting form the equity financing multiplied by 80%.
2. Upon the sale, transfer, or other disposition of substantially all of the Company’s assets prior to conversion or repayment of the note, the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into membership units of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit established by the sale.
3. Upon maturity, the holder of the note may elect to be repaid the entire outstanding principal and unpaid accrued interest or to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into membership units of the Company at a conversion price equal to the fair market value of the price per unit as determined by the Company.

Note 6 – Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $2,518,945 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined, based on its history of operating expenses, cash flows, and capital available to the Company through investors, that management has the ability to sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above and there is not substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these consolidated financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

Note 7 – Members' Equity

The Company has no separate identified classes of membership units. All classes of membership units have similar rights and privileges.

As of December 31, 2021, the Company had two members who owned 99% and 1%, respectively, of ownership rights and profit and loss interests in the Company.

Note 8 – Related Party Transactions

The Company leases office space from a related party under common ownership. The terms of the lease were month to month during the years under review.

The Company is party to a reimbursement agreement with a related party under common ownership under which the Company is reimbursed by the related party for the costs of one employee and rental of desk space. Reimbursements of $62,832 and $34,625 were recorded against Payroll expenses in the Consolidated Statements of Operations and Changes in Members' Equity for the years ended December 31, 2021 and 2020, respectively.

On January 1, 2021, the Company entered into simple agreements for future equity ("SAFE securities") with a related party investor for $250,000.

Note 9 – Income Taxes

The Company is a limited liability company treated as an S Corporation for federal and state income tax purposes. The Company's taxable income or loss is allocated to its member in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Pennsylvania jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

Note 10 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak has disrupted supply chains and affected production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and

has resulted in travel and logistics restrictions in connection with the outbreak, as well as worldwide adverse effects to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 11 – Subsequent Events

Effective January 1, 2022, the Company entered into a one year lease agreement with an entity the is owned 50% by the CEO for office space payable in monthly amounts of $750 over 12 months.

In January and February 2022, the Company issued additional SAFE notes for proceeds of $325,000. The SAFE Agreement entitles the holder to convert the SAFE agreements into equity of the Company. The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into equity upon the sale of the Company or a raise for more equity.